                                                                    Exhibit 99.1

                               COGNOS INCORPORATED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
      OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-CANADIAN SUPPLEMENT (in United States dollars, unless otherwise indicated, and in accordance with CDN GAAP)


The following Management's Discussion and Analysis of Financial Condition and Results of Operations-Canadian Supplement ("Canadian Supplement") should be read in conjunction with our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") included in Item 2 of this Quarterly report. The Canadian Supplement should also be read in conjunction with the unaudited Consolidated Financial Statements and Notes prepared in accordance with U.S. GAAP (included in Item 1), the unaudited Consolidated Financial Statements and Notes prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP")(included as exhibit 99) and the audited Consolidated Financial Statements and Notes included in the Corporation's Annual Information Form for the fiscal year ended February 28, 2001.

The following contains forward-looking statements and should be read in conjunction with the factors set forth in the "Certain Factors That May Affect Future Results" section of the MD&A in Item 2 of this quarterly report. All dollar amounts in this Canadian Supplement are in thousands of United States dollars unless otherwise stated. The Canadian Supplement has been prepared by management to provide an analysis of the material differences between Canadian GAAP and U.S. GAAP on Cognos Incorporated financial condition and results of operations.

RESULTS OF OPERATIONS


                                                         Three months ended
                                                         -------------------
                                                                May 31,
                                                                ------

                                                          2001          2000
                                                          ----          ----
Income (loss) before taxes-U.S. GAAP                    $(15,749)      $16,644
Income (loss) before taxes -Canadian GAAP               $(16,398)      $16,312

Income tax provision (benefit)-U.S. GAAP                $ (4,647)      $ 4,660
Income tax provision (benefit)-Canadian GAAP            $ (4,077)      $ 5,397

Net Income (loss) per share diluted-U.S. GAAP           $  (0.13)      $  0.13
Net Income (loss) per share diluted-Canadian GAAP       $  (0.14)      $  0.12

                                                                    Exhibit 99.1

                               COGNOS INCORPORATED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
      OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-CANADIAN SUPPLEMENT (in United States dollars, unless otherwise indicated, and in accordance with CDN GAAP)



Acquired in-process technology
------------------------------
Canadian GAAP requires capitalization of the value assigned to acquired in-process technology and amortization of this value over its estimated useful life. Under U.S. GAAP, this value is written off immediately. The impact of this difference was to increase net loss before taxes by $1.9 million for the three months ended May 31, 2001 and to decrease income before taxes by $1.6 million for the three months ended May 31, 2000, compared to U.S. GAAP.

Investment tax credits
----------------------
Canadian GAAP requires that investment tax credits be deducted from operating expense. Under U.S. GAAP, these amounts are to be deducted from the income tax provision. The impact of this difference was to decrease net loss before taxes and the income tax benefit by $1.3 million for the three months ended May 31, 2001; and increase net income before taxes and the income tax provision by $1.3 million for the three months ended May 31, 2000, compared to U.S. GAAP.

Deferred income taxes related to acquired in-process technology
---------------------------------------------------------------
The above noted difference related to the capitalization of in-process technology created an additional deferred income tax liability on the Canadian GAAP balance sheet as the capitalization of the in-process technology created a temporary difference. The amortization of this balance increased the Canadian GAAP income tax benefit by $0.7 million for the quarter ended May 31, 2001 and decreased the income tax provision by $0.6 million for the three months ended May 31, 2000.

                                       32